EXHIBIT 12.1

Computation of Ratios of Earnings to Fixed Charges Six months ended June 30, (dollars in millions)

	2007	2006
Net income(1)	$ 66.1	$ 465.7
(Benefit) provision for income taxes	(80.6)	213.2

(Loss)/earnings before provision for income taxes	(14.5)	678.9
Fixed charges:
Interest and debt expenses on indebtedness	1,811.1	1,267.4
Minority interest in subsidiary trust holding solely
debentures of the company, before tax	5.1	8.6
Interest factor-one-third of rentals on real and personal properties	9.3	7.8

Total fixed charges	1,825.5	1,283.8

Total earnings before provision for income taxes and fixed charges	$ 1,811.0	$1,962.7

Ratios of earnings to fixed charges	1.0x	1.5x

(1)	The 2007 net income includes an after-tax valuation allowance of $495.3 million for lending receivables held for sale.